September 24, 2018

Reymund Guillermo
President
Cocoluv Inc.
1390 Main Street, Suite 200
San Francisco, CA 97204

       Re: Cocoluv Inc.
           Registration Statement on Form S-1
           Filed August 28, 2018
           File No. 333-227066

Dear Mr. Guillermo:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 28, 2018

General, page 1

1. Your filing indicates that you are a development stage company with limited operating activities, no revenues, no products, no arrangements for additional financing and nominal assets consisting only of cash. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities
       Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check
 Reymund Guillermo
FirstName LastNameReymund Guillermo
Cocoluv Inc.
Comapany 24, 2018
September NameCocoluv Inc.
September 24, 2018 Page 2
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FirstName LastName
         company and have no plans or intentions to engage in a business combination following this offering.
Prospectus Cover Page, page 3

2. We note disclosure here that your shares will be offered for one hundred forty (140) days from the prospectus effective date. We also note disclosure on page six in the
         Termination of the Offering section that your shares may be offered for one hundred twenty (120) days from the prospectus effective date and in your discretion you may extend the offering for an additional 60 days. Please make your disclosure consistent on whether your shares will be offered 140 days or 120 days from the prospectus effective date, and disclose on the prospectus cover page that in your discretion you may extend the offering for an additional 60 days.
Prospectus, page 3

3. You state you are offering for sale a total of 3,000,000 shares of common stock at a fixed price of $0.05 per share. Later in the same paragraph, you disclose the shares will be offered at a fixed price of $0.03 per share. Please correct this amount to $0.05, if appropriate. Please also revise your statement under the Use of Proceeds section on page
         12 that the offering price per share is $0.03.
Prospectus Summary, page 5

4. Please disclose your anticipated expenditures over the next twelve months in this section.
5. We note your disclosure on page 10 that after this offering, Mr. Guillermo will own
         57.14% of your common shares. Please disclose in this section, the percent of outstanding stock Mr. Guillermo will own upon the closing of the offering. Please also disclose that as a result, Mr. Guillermo is able to control all matters submitted to the shareholders for approval, as well as your management and affairs.
6. We note disclosure that you do not anticipate earnings revenues until such time as you enter into "commercial operation". Please revise to describe the meaning of "commercial operation" and discuss the time frame in which you plan to enter into such commercial operation.
7. We note disclosure here that your principal offices are on "Market Street"in California and on the facing page and page 23 that your offices are located on "Main Street". Please revise to make your disclosure consistent. We also note that Article I of your bylaws state that your principal office and place of business is located in Chesapeake, Virginia and your registered office is to be maintained in Nevada. Please clearly disclose here and in the Business section where your business is located and explain why your offices are not consistent with your bylaws, if applicable.
8. We note disclosure that you intend to use the net proceeds from this offering to operate
 Reymund Guillermo
FirstName LastNameReymund Guillermo
Cocoluv Inc.
Comapany 24, 2018
September NameCocoluv Inc.
September 24, 2018 Page 3
Page 3
FirstName LastName
         your business only until Phase I of your operation. Please briefly explain the meaning of your Phases I-II here including the time frames and amounts needed in each Phase I and
         II, provide a cross reference to your Plan of Operations section, and discuss that the amount in this offering is not sufficient for you to begin operations and may not cover the costs of the offering. Please also clearly disclose the time frames of Phase I and Phase II in the Plan of Operations section.
Risk Factors, page 7

9. Please remove the references to "beverage" as your business on pages 8 and 9.
Our Ability to sustain . . ., page 7

10. We note disclosure that Mr. Gullermo has verbally agreed to loan the company funds and page 26 discloses that as of May 31, 2018 Mr. Guillermo has loaned you $1,719. Please file a written agreement description of this verbal agreement as an exhibit to the registration statement. See Compliance and Disclosure Interpretations, Regulation S-K,
         Question 146.04.
We intend to source our products . . . , page 8

11. We note disclosure that your products are intended to be sourced from the Philippines and you expect to rely on one manufacturer/supplier. We also note disclosure in the risk factor "Because of the specific . . ." on page 8 regarding "possible issues with our intended manufacturer and supplier of our proposed line of hair care products". Please disclose whether or not you have entered into discussions or agreements with a potential manufacturer or supplier.
Description of Business
Industry Overview, page 18

12. We note the link to the website containing industry information here. Please clarify whether you intend to incorporate this website and its contents into your prospectus. If this is not your intention, please state that the information that can be assessed through this website is not part of the prospectus.
Marketing, page 19

13. Please revise your disclosure throughout this section to describe your "intended" website, social media, e-commerce store and Twitter community.
Products, page 21

14. We note disclosure here of your intended four women's products and two men's hair care products. However, elsewhere throughout your filing you disclose that you intend to have three women's products and two men's products for a total of five products. Please make
 Reymund Guillermo
Cocoluv Inc.
September 24, 2018
Page 4
         your disclosure consistent throughout the filing.
Plan of Distribution, page 27

15. We note disclosure that Mr. Guillermo will offer the shares of common stock on your behalf to friends, family members and business acquaintances. Please include such disclosure in this section and elaborate how investors will learn about the offering. For example, will Mr. Guillermo solicit investors through direct mailings and/or personal contacts? How would Mr. Guillermo identify those who might have an interest in purchasing shares of common stock?
Common Stock, page 28

16. We note disclosure that your bylaws provide that all meetings of the stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. Please tell us the Article and section of your bylaws that contains such provision. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do, Staff Accountant at (202) 551-3743 or Al Pavot, Staff
Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



                                                                  Sincerely,
FirstName LastNameReymund Guillermo
                                                                  Division of
Corporation Finance
Comapany NameCocoluv Inc.
                                                                  Office of
Manufacturing and
September 24, 2018 Page 4                                         Construction
FirstName LastName